QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT (a)(1)(C)

MEMORANDUM FROM JERRY RAWLS SENT TO EMPLOYEES OF THE COMPANY ON NOVEMBER 8, 2002

TO:	Employees with Eligible Stock Options
FROM:	Jerry Rawls
SUBJECT:	Offer To Exchange Options
DATE:	November 8, 2002

IMPORTANT NEWS—PLEASE READ IMMEDIATELY AND TAKE ACTION BEFORE 9:00 P.M., PACIFIC TIME, ON DECEMBER 10, 2002

I am happy to announce that Finisar has approved a stock option exchange program. This exchange program is an important opportunity for those of you with "underwater" options to cancel your existing options in exchange for new options.

As you know, recent economic conditions and stock market volatility have adversely affected the price of our stock. As a result, many of you hold stock options with exercise prices that are significantly higher than the current market price of our common stock. This voluntary option exchange program permits employees to cancel current options in exchange for new options to be granted six months and one day later. The new options will be for the same number of shares as the canceled options and will have an exercise price equal to the fair market value of our common stock on the date of grant of the new options (six months and one day after cancellation).

For accounting reasons, we cannot grant the new options for at least six months and one day after we cancel your old options. A repricing of your options or an immediate grant of new options could force the Company to take a significant charge to earnings. The anticipated cancellation date is December 11, 2002, meaning your new options will not be granted until June 12, 2003. The new options will have an exercise price equal to the market price of our common stock on the date of the new grant.

This program is completely voluntary. You may keep your existing options at their current exercise price or you can tender your eligible options for cancellation in exchange for a new option grant. The options will be exchanged on a one-for-one basis. If you elect to participate in the exchange program, and you continue to be employed by Finisar on the date the new options are granted, you will receive a new option for the same number of shares as your old option immediately prior to its cancellation.

The vesting schedule and vesting commencement date for the new options will be the same as that of your old options. On the date that a new option is granted and any date thereafter, you will be vested in the new option to the same extent you would have been vested on that date had you retained your old option. However, if you are a U.S. employee subject to federal overtime compensation requirements, your New Option, although vested, generally may not be exercised during the six-month period following the date it is granted.

Options eligible for this program are those unexercised options that were granted under our 1989 Stock Option Plan, our 1999 Stock Option Plan, our 2001 Nonstatutory Stock Option Plan, the Demeter Technologies, Inc. 2000 Stock Option Plan or the Shomiti Systems, Inc. 1995 Stock Plan. You are eligible to participate if you are currently an employee and on December 11, 2002 you remain an employee of Finisar or one of our subsidiaries. Members of our Board of Directors, including those who are employees, are not eligible to participate.

If you elect to exchange one or more eligible options, accounting rules will require that you exchange all options granted to you after May 7, 2002, regardless their exercise price. The entire unexercised portion of each exchanged option will be canceled. You may not elect to exchange only a portion of an unexercised option grant. To receive new options, you must remain employed by Finisar or one of its subsidiaries on the new option grant date. If your employment terminates for any reason, voluntary or involuntary, before the new option grant date, you will not receive any new options or any other consideration, and your canceled options will not be restored.

New options will be granted under either our 1999 Stock Option Plan or our 2001 Nonstatutory Stock Option Plan, as selected by the Board of Directors.

Securities laws require that we keep this offer open for 20 business days, during which you can decide whether you wish to participate. The current deadline for submitting an election form is 9:00 p.m., Pacific Time, on December 10, 2002. After the deadline has passed we will cancel all eligible options that you elect to exchange and will accept no further election forms.

This offer is subject to the conditions described in the Offer to Exchange and its exhibits filed with the Securities and Exchange Commission and attached to this memorandum. There are risks associated with this program, and I encourage you to read the attached materials carefully to fully understand the risks and benefits of this program. You will also receive your individual stock option schedule, which details your stock option grants to date and the status of each.

To participate, eligible option holders must complete an Election Form and hand deliver, courier, mail or fax a signed copy to Shelby Palmer, Stock Plan Manager, at Finisar Corporation, 1308 Moffett Park Drive, Sunnyvale, California 94089 (fax number (408) 745-6097). We must receive your Election Form no later than 9:00 p.m., Pacific Time, on December 10, 2002. If we do not receive your Election Form by this time, you will not be permitted to participate in the exchange program. If you have any questions about the stock option exchange program or your options, please contact Shelby Palmer by email at shelby.palmer@finisar.com or by telephone at (408) 542-4140 or contact Steve Workman, Senior Vice President, Finance and Chief Financial Officer by email at sworkman@finisar.com or by telephone at (408) 542-4102.

We hope that this exchange program will give all of you with underwater options the benefit of receiving new options that will not be under water on the date of issue. Thus, we hope you will have the opportunity to receive greater rewards as the company grows and prospers in the future. We appreciate your commitment to the success of Finisar.

QuickLinks

  EXHIBIT (a)(1)(C)